Pacific Northwest Office

805 SW Broadway, Suite 2440

Portland, Oregon 97205

Telephone: 503/419-3000 ~ Facsimile: 503/419-3001 www.white-summers.com

Direct Dial: 503/419-3002

February 20th, 2015

Broadcast 3DTV Inc.

1020 Hollywood Way, Suite 120

Burbank, CA 91505

Re: Registration of Securities Ladies and Gentlemen:

We have examined the Offering Circular on Form 1-A/A of Broadcast 3DTV Inc., a California corporation (the “Company”), in connection with the qualification under the Securities Act of 1933, as amended (the “Act”) of the offer and sale of up to Ten Thousand (10,000) shares of Convertible Preferred Stock Unit of the Company (the “Securities”) by the Company, proposed to be sold at a price of One Hundred Dollars ($100) per share of Convertible Preferred Stock Unit with a proposed minimum offering of One Hundred Thousand Dollars ($100,000).

We have reviewed such corporate proceedings and other matters as we have deemed necessary for the opinions expressed in this letter. Based upon the foregoing, we are of the opinion that upon payment for, and delivery of the Securities in accordance with the Offering Circular, the Securities will be validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion letter as an exhibit to the Offering Circular and as an exhibit to the registration form. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

WHITE SUMMERS CAFFEE & JAMES, LLP

William H. Caffee